UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                                    Creo Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    225606102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


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CUSIP No. 225606102                Schedule 13G                Page 2 of 5 pages

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(1)                Names of Reporting Persons
                   I.R.S. Identification Nos. of Above Persons (entities only)

                        British Columbia Investment Management Corporation
--------------------------------------------------------------------------------
(2)                Check the Appropriate Box if a Member of a Group
                   (a) [ ]
                   (b) [ ]

                        Not applicable
--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4)                Citizenship or Place of Organization

                        British Columbia

--------------------------------------------------------------------------------
Number of          (5)    Sole Voting Power           3,011,077
Shares
Beneficially       -------------------------------------------------------------
Owned by           (6)    Shared Voting Power
Each
Reporting          -------------------------------------------------------------
Person With        (7)    Sole Dispositive Power        531,300

                   -------------------------------------------------------------
                   (8) Shared Dispositive Power 2,479,777

--------------------------------------------------------------------------------
(9)                Aggregate Amount Beneficially Owned by Each Reporting Person

                        3,011,077
--------------------------------------------------------------------------------
(10)               Check if the Aggregate Amount in Row (9) Excludes Certain
                   Shares [ ]

--------------------------------------------------------------------------------
(11)               Percent of Class Represented by Amount in Row (9)

                        6.03%
--------------------------------------------------------------------------------
(12)               Type of Reporting Person

                        EP
--------------------------------------------------------------------------------


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CUSIP No. 225606102                Schedule 13G                Page 3 of 5 pages

Item 1.

(a)      Name of Issuer:

         Creo Inc.

(b)      Address of Issuer's Principal Executive Offices:

         3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1

Item 2.

(a)      Name of Person Filing:

         British Columbia Investment Management Corporation

(b)      Address of Principal Business Office or, if none, Residence:

         Sawmill  Point,  2940 Jutland Rd,  Victoria,  British  Columbia V8T 5K6
         Mailing Address: P.O. Box 9910, Stn Prov Govt, Victoria, British Columbia V8W 9R1

(c)      Citizenship or Place of Organization:

         British Columbia

(d)      Title of Class of Securities:

         Common Shares without par value

(e)      CUSIP Number:

         225606102

Item 3.  If this  statement is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:

(a)      [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

(b)      [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      [ ]  Insurance  company as defined in  section  3(a)(19) of the Act (15
              U.S.C. 78c).

(d)      [ ]  Investment  company  registered  under section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]  An      investment       adviser      in      accordance      with
              ss.240.13d-1(b)(1)(ii)(E).

(f)      [ ]  An employee  benefit plan or  endowment  fund in  accordance  with
              ss.240.13d-1(b)(1)(ii)(F).

(g)      [ ]  A parent  holding  company or control  person in  accordance  with
              ss.240.13d-1(b)(1)(ii)(G).

(h)      [ ]  A savings  association  as defined in section  3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813).


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CUSIP No. 225606102                Schedule 13G                Page 4 of 5 pages

(i)      [ ]  A  church  plan  that  is  excluded  from  the  definition  of  an
              investment  company   under  section  3(c)(14) of  the  Investment
              Company Act of 1940 (15 U.S.C. 80a-3).

(j)      [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned: 3,011,077

(b) Percent of class: 6.03% (based on a total of approximately 49,927,000 shares outstanding at 12-31-03)

(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote                3,011,077

         (ii)  Shared power to vote or to direct the vote

         (iii) Sole power to dispose or to direct the disposition of     531,300

         (iv)  Shared power to dispose or to direct the disposition of 2,479,777

British Columbia Investment Management Corporation provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer reported are held in such accounts for the economic benefit of the beneficiaries of those accounts.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of Creo Inc. held by British Columbia Investment Management Corporation; however, no such interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable


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CUSIP No. 225606102                Schedule 13G                Page 5 of 5 pages

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: January 28, 2004

                             BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION


                               By: /s/ Doug Pearce
                                  ---------------------------------------------
                                  Name:    Doug Pearce
                                  Title:   Chief Executive Officer/
                                           Chief Investment Officer